Exhibit 99.2

21.0 CERTIFICATES OF THE AUTHORS

To Accompany the Report entitled

"Preliminary Assessment of the Phuoc Son Project,

Quang Nam Province, Vietnam" Dated 20thDecember, 2007

MURRAY RONALD STEVENS

Stevens and Associates
Consulting Geologists
68 Lingarth Street
Remuera
Auckland
New Zealand
Telephone: +64 (0)9 522 8040
Mobile: +64 (0)27 477 0001
Facsimile: +64 (0)9 522 8041
Email: stevens@ihug.co.nz

CERTIFICATE of AUTHOR

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby certify that:

1.	I am a qualified geologist working as an independent Consulting Geologist under the trading name of Stevens and Associates.

2.	This certificate relates to the technical report entitled, "Preliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam" dated 20th December, 2007.

3.
I graduated with the degrees of Bachelor of Science in Geology, in 1977 and Master of Science with Honours in Geology, in 1980 from the University of Auckland, New Zealand. In addition, I gained a post graduate diploma in geological science majoring in mineral economics from Macquarie University, Sydney, Australia in 1986.

4.	I am a member of the Australasian Institute of Mining and Metallurgy and have been since 1980. My AusIMM membership number is 102629.

5.	I have practiced my profession continuously for a total of 27 years since my graduation from the University of Auckland.

6.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be an “qualified person” for the purposes of NI 43-101.

7.	I am jointly responsible with Mr. Fulton for the overall preparation of the technical report.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20thDay of December, 2007

Murray R Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM

22.0 CONSENTS OF QUALIFIED PERSONS

Murray Ronald Stevens

Stevens and Associates

68 Lingarth Street, Remuera, Auckland, New Zealand

Telephone: +64 9 522 8040

Fax: +64 9 522 8041

Email: stevens@ihug.co.nz

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM, do hereby consent to the filing of the written disclosure of the technical report entitled Preliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam, prepared for Olympus Pacific Minerals Inc. dated 20thDecember, 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Olympus Pacific Minerals Inc, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I have read the written disclosure, titled Preliminary Assessment of the Phuoc Son Project, Quang Nam Province, Vietnam, dated 20thDecember, 2007, and I do not have any reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

Dated this 20thDay of December, 2007

Murray Ronald Stevens, B.Sc., M.Sc. (Hons), Dip.Geol.Sci., MAusIMM